Exhibit 99.1

CAESARSTONE SDOT-YAM LTD.

Kibbutz Sdot Yam, MP Menashe, 37804, Israel

Tel: 972-4-6109217

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 19, 2012

M.P Menashe, Israel, May 10, 2012 – Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, today announced that a special meeting (the “Special Meeting”) of its shareholders will be held on June 19, 2012, at 17:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 37804, Israel.

The Special Meeting is being called for the following purposes:

(1)	to elect Mrs. Irit Ben-Dov and Mr. Ofer Borovsky as external directors of the Company, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999;

(2)	to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2012 and its service until the annual meeting of shareholders to be held in 2013 and to authorize the Board of Directors of the Company (the “Board”), upon recommendation of the Audit Committee, to determine the compensation of the auditors in accordance with the volume and nature of their services; and

(3)	to act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

We are not currently aware of any other matters that will come before the Special Meeting. If any other matters are presented properly at the Special Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

In each case, the affirmative vote of the holders of a majority of the voting power represented at the Special Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal. In addition, proposal no. (1) is also subject to the following additional voting requirements:

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the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not Controlling Shareholders (as defined below) and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the Controlling Shareholder) (the “Non-Controlling Shares”); or

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the total number of shares held by Non-Controlling Shareholders or any one on their behalf that are voted against the election of the external director does not exceed two percent of the aggregate voting rights in the Company.

For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a Controlling Shareholders if it holds or controls, by himself or together with others, one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer. A “personal interest” of a shareholder (i) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the Company.

Only shareholders of record at the close of business on May 15, 2012 are entitled to notice of, and to vote at, the Special Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about May 19, 2012, to all shareholders entitled to vote at the Special Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com on or about May 19, 2012.

In accordance with the Israeli Companies Law-1999 and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position paper on its behalf no later than May 25, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Maxim Ohana
Maxim Ohana
Chairman of the Board of Directors

M.P Menashe, Israel

May 10, 2012

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other types of interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products , along with Caesarstone’s inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone’s four collections of products – Classico, Supremo, Motivo and Concetto – are available in over 40 countries around the world. For more information about the Company, please visit our website www.caesarstone.com.

Investor Relations Contact	Company Contact
James Palczynski	Michal Baumwald Oron
ICR, Inc.	General Counsel
+1 (203) 682-8229	+972 4 6109 217
jp@icrinc.com	michalo@caesarstone.com